UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INUVO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46122W204

(CUSIP Number)

February 6, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS NetSeer, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5.	SOLE VOTING POWER 2,999,650*
SHARES BENEFICIALLY OWNED	6.	SHARED VOTING POWER 0
BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,529,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,529,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%*
12.	TYPE OF REPORTING PERSON (see instructions) CO
*See footnotes to Item 4 below.

CUSIP No. 46122W204	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer INUVO, INC. (“Inuvo”)

(b)	Address of Issuer’s Principal Executive Offices 500 President Clinton Avenue, Suite 300, Little Rock, AR 72201

Item 2.

(a)	Name of Person Filing NetSeer, Inc. (“NetSeer”)

(b)	Address of the Principal Office or, if none, residence 150 Mathilda Pl, Suite 102, Sunnyvale, CA 94086

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 46122W204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 46122W204	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,529,000

(b)	Percent of class: 12.4%(1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 2,999,650 (2).

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 3,529,000 (2).

	(iv)	Shared power to dispose or to direct the disposition of: 0.

(1)	The ownership percentage of NetSeer has been calculated on the basis of 28,443,577 Common Stock of Inuvo outstanding immediately prior to February 16, 2017.

(2)

Pursuant to a Lock Up Agreement by and between Inuvo and NetSeer, dated February 6, 2017 (the “Effective Date”), NetSeer has agreed, subject to certain exceptions, not to sell or otherwise transfer any of the Common Stock beneficially owned by it for a period of 180 days after the Effective Date. In addition, pursuant to an Escrow Agreement by and between Inuvo and NetSeer dated as of the Effective Date, NetSeer has agreed to deposit 529,350 shares of Common Stock beneficially owned by it (the “Escrow Shares”) in escrow for twelve months following the Effective Date and during such time shall have no voting rights or other rights as a stockholder with respect to the Escrow Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable

Item 8.  Identification and Classification of Members of the Group.

 Not applicable

Item 9.  Notice of Dissolution of Group.

 Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 46122W204	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2017
Date
NetSeer, Inc.

By:/s/ John Mracek
Signature

John Mracek
Chief Executive Officer
Name/Title